UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) December 20, 2023

Six Flags Entertainment Corporation

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction

of incorporation)

1-13703	13-3995059
(Commission File Number)	(IRS Employer Identification No.)

1000 Ballpark Way Suite 400 Arlington, Texas	76011
(Address of principal executive offices)	(Zip Code)

(972)595-5000

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.025 par value per share	SIX	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 5.02       Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As previously announced, on November 2, 2023, Six Flags Entertainment Corporation, a Delaware corporation (“Six Flags”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Cedar Fair, L.P., a Delaware limited partnership (“Cedar Fair”), CopperSteel HoldCo, Inc., a Delaware corporation and subsidiary of Cedar Fair and Six Flags (“HoldCo”), and CopperSteel Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of HoldCo. The Merger Agreement contemplates the payment of a cash transaction bonus (the “Closing Bonus”) of $3,000,000 to Mr. Selim Bassoul, the Chief Executive Officer of Six Flags, upon consummation of the transactions contemplated by the Merger Agreement (the “Mergers”). Effective on December 20, 2023, Six Flags entered into a letter agreement with Mr. Bassoul (the “Letter Agreement”) to memorialize the terms of such Closing Bonus. The Letter Agreement provides that fifty percent of the Closing Bonus ($1,500,000) will be paid to Mr. Bassoul no later than December 31, 2023, in the form of restricted stock (the “Restricted Stock Closing Bonus”) granted under the Six Flags Entertainment Corporation Long-Term Incentive Plan, and which will vest at the consummation of the Mergers, and which will vest at the consummation of the Mergers, subject to Mr. Bassoul’s continued employment with Six Flags through the consummation of the Mergers. The remaining fifty percent of the Closing Bonus ($1,500,000) will be paid in a cash lump-sum payment (the “Cash Closing Bonus”) at the consummation of the Mergers, subject to Mr. Bassoul’s continued employment with Six Flags through the consummation of the Mergers. In the event Mr. Bassoul’s employment with Six Flags is terminated prior to the consummation of the Mergers other than for Cause or Mr. Bassoul resigns for Good Reason (as such terms are defined in Mr. Bassoul’s employment agreement, dated November 14, 2021, between Mr. Bassoul and Six Flags), the Restricted Stock Closing Bonus shall immediately vest and the Cash Closing Bonus shall be paid in full within thirty days following the date of such termination.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by the full text of the Letter Agreement, a copy of which is attached as Exhibit 10.1 to this Current Report on Form 8-K and incorporated by reference into this Item 5.02.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits

10.1	Letter Agreement, effective as of December 20, 2023 by and between Six Flags Entertainment Corporation and Selim A. Bassoul

104	Cover Page Interactive Data File (cover page XBRL tags are embedded within the Inline XBRL document)

Forward Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Cedar Fair or Six Flags expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “anticipate,” “believe,” “create,” “expect,” “future,” “guidance,” “intend,” “plan,” “potential,” “seek,” “synergies,” “target,” “will,” “would,” similar expressions, and variations or negatives of these words identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Cedar Fair and Six Flags, and that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction and Six Flags stockholder approval; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the proposed transaction, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against Cedar Fair, Six Flags or their respective directors and others following announcement of the merger agreement and proposed transaction; the inability to consummate the transaction due to the failure to satisfy other conditions to complete the transaction; risks that the proposed transaction disrupts and/or harms current plans and operations of Cedar Fair or Six Flags, including that management’s time and attention will be diverted on transaction-related issues; the amount of the costs, fees, expenses and charges related to the transaction, including the possibility that the transaction may be more expensive to complete than anticipated; the ability of Cedar Fair and Six Flags to successfully integrate their businesses and to achieve anticipated synergies and value creation; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; legislative, regulatory and economic developments and changes in laws, regulations, and policies affecting Cedar Fair and Six Flags; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect Cedar Fair’s and/or Six Flags’ financial performance and operating results; acts of terrorism or outbreak of war, hostilities, civil unrest, and other political or security disturbances; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; those risks described in Item 1A of Cedar Fair’s Annual Report on Form 10-K, filed with the SEC on February 17, 2023, and subsequent reports on Forms 10-Q and 8-K; those risks described in Item 1A of Six Flags’ Annual Report on Form 10-K, filed with the SEC on March 7, 2023, and subsequent reports on Forms 10-Q and 8-K; and those risks that will be described in the registration statement on Form S-4 and accompanying proxy statement/prospectus available from the sources indicated below.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the registration statement on Form S-4 that will be filed by CopperSteel HoldCo, Inc. with the SEC in connection with the proposed transaction, which will contain a prospectus relating to the issuance of HoldCo securities in the proposed transaction and a proxy statement relating to the special meeting of the stockholders of Six Flags. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. The ability of Cedar Fair or Six Flags to achieve the goals for the proposed transaction may also be affected by our ability to manage the factors identified above. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither Cedar Fair nor Six Flags assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction, Cedar Fair and Six Flags will cause HoldCo to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Six Flags and a prospectus of HoldCo. After the registration statement has been declared effective, a definitive proxy statement/prospectus will be mailed to stockholders of Six Flags. Cedar Fair, Six Flags and HoldCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the registration statement, proxy statement/prospectus or any other document that Cedar Fair, Six Flags or HoldCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING AND/OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CEDAR FAIR AND SIX FLAGS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS (WHEN THEY BECOME AVAILABLE) AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND

RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as each may be amended from time to time, as well as other filings containing important information about Cedar Fair or Six Flags, without charge at the SEC’s Internet website (http://www.sec.gov). Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Cedar Fair, Six Flags and HoldCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Cedar Fair or Six Flags at the following:

Cedar Fair

Investor Contact: Michael Russell, 419.627.2233

Media Contact: Gary Rhodes, 704.249.6119

Alternate Media Contact: Andrew Siegel / Lucas Pers, Joele Frank, 212.355.4449

Six Flags

Evan Bertrand

Vice President, Investor Relations and Treasurer

+1-972-595-5180

investorrelations@sftp.com

The information included on, or accessible through, Cedar Fair’s or Six Flags’ website is not incorporated by reference into this communication.

Participants in the Solicitation

Cedar Fair, Six Flags, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Six Flags stockholders in respect of the proposed transaction. Information regarding Cedar Fair’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Cedar Fair’s Form 10-K for the year ended December 31, 2022 filed with the SEC on February 17, 2023 and its proxy statement filed with the SEC on April 13, 2023, and subsequent statements of changes in beneficial ownership on file with the SEC. Information regarding Six Flags’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Six Flags’ Form 10-K for the year ended January 1, 2023 filed with the SEC on March 7, 2023 and its proxy statement filed with the SEC on March 28, 2023, and subsequent statements of changes in beneficial ownership on file with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SIX FLAGS ENTERTAINMENT CORPORATION

By:	/s/ Christopher Neumann
Name: Christopher Neumann
Title: Vice President, Legal and Corporate Secretary

Date: December 22, 2023

Exhibit 10.1

December 20, 2023

Mr. Selim Bassoul

Re:	Closing Bonus

Dear Selim:

As you are aware, on November 2, 2023, Six Flags Entertainment Corporation (the “Company”) entered into a merger agreement with Cedar Fair, L.P. and certain other parties thereto (the “Merger Agreement”). In recognition of your continued contributions to the Company and as contemplated by the Merger Agreement, the Company is providing you with an opportunity to earn a transaction bonus (the “Closing Bonus”), subject to the terms and conditions contained in this letter agreement (this “Agreement”). Capitalized terms used herein but not otherwise defined have the meaning set forth in that certain Employment Agreement, dated as of November 14, 2021, between you and the Company, as it may be amended from time to time (the “Employment Agreement”) or the Six Flags Entertainment Corporation Long-Term Incentive Plan, as amended effective as of May 3, 2017 (the “Plan”).

1. Closing Bonus Amount. The aggregate amount of the Closing Bonus shall be $3,000,000, subject to the terms and conditions set forth herein.

2. Vesting and Payment.

(a) Restricted Stock Closing Bonus. Fifty percent (50%) of the Closing Bonus (i.e., $1,500,000) shall be paid to you no later than December 31, 2023, in the form of restricted stock (the “Restricted Stock Closing Bonus”) granted under the Plan, less applicable deductions and withholdings, which Restricted Stock Closing Bonus shall vest in full at the Closing Effective Time (as defined in the Merger Agreement), subject to your continued employment with the Company or its affiliates through the Closing Effective Time, except as set forth in Section 2(c) below. The Restricted Stock Closing Bonus shall be subject to the terms and conditions of the Plan and the applicable award agreement evidencing such grant.

(b) Cash Closing Bonus. Fifty percent (50%) of the Closing Bonus (i.e., $1,500,000) shall be paid to you in a cash lump-sum payment (the “Cash Closing Bonus”), less applicable deductions and withholdings, at the Closing Effective Time, subject to your continued employment with the Company or its affiliates through the Closing Effective Time, except as set forth in Section 2(c) below.

(c) Accelerated Vesting. Notwithstanding anything to the contrary in this Section 2, in the event your employment with the Company or its affiliates is terminated prior to the Closing Effective Time other than for Cause or you resign for Good Reason (in each case, as defined in the Employment Agreement), the Restricted Stock Closing Bonus shall immediately vest, and the Cash Closing Bonus shall be paid in full within thirty (30) days following the date of such termination.

3. Governing Law. This Agreement shall be construed and interpreted in accordance with the laws of the State of Delaware (without regard to the conflicts of laws principles thereof) and applicable federal law.

4. Section 409A. It is intended that this Agreement be exempt from the provisions of Section 409A of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations and guidance promulgated thereunder (collectively, “Section 409A”). Whenever a payment under this Agreement specifies a payment period with reference to a number of days, the actual date of payment within the specified period will be within the sole discretion of the board of directors of the Company. In no event whatsoever will the Company or any of its Affiliates be liable for any additional tax, interest, income inclusion, or other penalty that may be imposed on you by Section 409A or for damages for failing to comply with Section 409A.

5. Miscellaneous. Nothing in this Agreement changes the “at-will” nature of your employment (meaning either you or the Company may terminate your employment at any time and for any reason, or for no reason at all) or confers upon you the right to continue to be employed by the Company or any of its affiliates for any particular period of time. The Closing Bonus will not be taken into account to increase any benefits or compensation provided, or to continue coverage, under any other plan, program, policy or arrangement of the Company or any of its affiliates, except as otherwise expressly provided in such other plan, program, policy or arrangement. This Agreement may be executed in multiple counterparts and may be amended only by a written instrument executed by you and the Company.

Please review this Agreement carefully and, if you agree with the terms and conditions as specified above, please sign and date this Agreement in the space below and return the signed Agreement to Chris Neumann at cNeumann@sftp.com. We look forward to your continued contributions to the Company.

[Signature Page Follows]

2

Very truly yours,

SIX FLAGS ENTERTAINMENT CORPORATION

By:	/s/ Christopher Neumann
Name: Christopher Neumann
Title: Vice President, Legal and Corporate Secretary

ACKNOWLEDGED, AGREED AND ACCEPTED:

/s/ Selim Bassoul
Selim Bassoul

Date: December 22, 2023

Signature Page – Closing Bonus Agreement – Selim Bassoul